Exhibit 99.1

Fitell Corporation Announces $3 Million Share Repurchase Program

Taren Point, Australia – December 1st, 2025 (GLOBE NEWSWIRE) – Fitell Corporation (NASDAQ: FTEL) (“Fitell” or the “Company”) an online retailer of gym and fitness equipment in Australia, today announced that its board of directors (the “Board”) has approved a share repurchase program (the “Share Repurchase Program”) under which the Company may repurchase up to $3 million of its ordinary shares over the next 24 months. The Share Repurchase Program is designed to enhance shareholder value and foster a stronger sense of community among our supporters.

Share Repurchase Program

With a positive outlook on our growth trajectory, the Board has approved the Share Repurchase Program of up to US$3,000,000.00 of our outstanding Class A ordinary shares over the next 24 months.

●	Under the program, Fitell may repurchase shares from time to time through open market purchases, block trades, or other means, in compliance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The actual timing, volume, and execution of repurchases will be at the discretion of management and will depend on factors such as share price, market conditions, regulatory requirements, and the Company’s capital position and liquidity needs;
●	Repurchases under the program are expected to be funded using the Company’s existing cash and future operating cash flows.
●	All shares repurchased will be held as treasury stock or cancelled.
●	The Share Repurchase Program does not obligate the Company to acquire any particular number of shares and may be adjusted or terminated at any time depending on market conditions and other corporate considerations.
●	The program is effective immediately and may be modified, suspended, or terminated at any time.

“Following our FY25 results, we believe the current market valuation does not fully reflect Fitell’s operational progress and opportunities across our fitness operations and 2F Robotics,” said Sam Lu, CEO of Fitell Corporation. “We believe our balance sheet has strengthened and that now is an appropriate time to begin returning value to shareholders. The share repurchase program provides flexibility within our corporate treasury management framework as we continue to advance the Company’s long-term vision.”

Fitell Corporation remains focused on its near-term strategic goals, including our e-commerce operations, AI-driven robotics development, and digital asset treasury management.

The Company is furnishing a Form 6-K to the SEC concurrently with the press release.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

Certain statements in this release, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause results to differ materially from those expressed or implied in the forward-looking statements. A number of factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to the following: the market conditions, share price, trading volume of the Company’s class A ordinary shares; the Company’s strategic decisions regarding use of capital; the Company’s working capital available for share repurchases; the Company’s ability to execute its business strategies; and other risks and uncertainties. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise, except to the extent required by law. We cannot guarantee that future results reflected in the forward-looking statements will occur. Important factors that could cause actual results to differ materially include, but are not limited to the risks and uncertainties described in our most recently filed annual report on Form 20-F and Form 6-K reports filed in connection with our earnings result and other filings with the Securities and Exchange Commission.

For more information, please contact:

Chief Financial Officer

Edwin Tam

edwin@gymdirect.com.au

Investor Relations

ir@fitellcorp.com